Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of February, 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:



LETTER FROM COMPUTERSHARE INVESTOR SERVICES INC. DATED
FEBRUARY 14, 2003  PROVIDE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING





Computershare Investor Services Inc.
600, 530-8th Avenue S.W.,
Calgary, AB T2P 3S8
Tel.: (403) 267-6800
Fax: (403) 267-6529

February 14, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registry, Government of Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Nunavut Securities Commission
Toronto Stock Exchange
Securities and Exchange Commission
New York Stock Exchange

Dear Sirs:

Subject:	TELUS Corporation.

We advise the following with respect to the upcoming Meeting of Members for the subject Company:



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1.		Meeting Type				:	Annual and Special General
2.		Security Description of Voting Issue	:	Common / Non-Voting
3.		CUSIP Number				:	87971M103 / 87971M202
4.		Record Date				:	March 14, 2003
5.		Meeting Date				:	April 30, 2003
6.		Meeting Location			:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA


'Signed by'
Marilyne Paynter
Account Manager
Client Services, Stock Transfer
Tel   (403) 267-6824
Fax  (403) 267-6529
marilyne.paynter@computershare.com

cc:	TELUS Corporation
	Attn: Jim Peters, EVP Corporate Affairs and General
	Counsel



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated	February 14, 2003

						TELUS Corporation

						"J.W. Peters"

						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary